02038496

P.E 5.1.02

0-30384

RECD S.E.C.
JUN 4 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

PROCESSED
JUN 10 2002
THOMSON FINANCIAL

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

I. Quarterly Report on Form 6-K for the Period Ended March 31, 2002.

The information contained in this report is incorporated by reference into the prospectus relating to Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No.1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024) filed by the Registrant.

Forward-Looking Statements

In addition to historical information, this Report of Foreign Issuer on Form 6-K includes forward-looking statements. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise, except as required by law.

These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and similar terms and phrases, including references to assumptions. These statements are contained in the Report on Form 6-K in the section entitled "Part I—Item 2—Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this report.

These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this report. Many of the factors that will determine these results, performance and achievements are beyond our control. Such factors, among others, include:

- changes in governmental regulation of the Spanish or Portuguese markets telecommunications markets, including changes to interconnection fees;
- economic and business conditions in the Spanish, Portuguese, European and global markets related to us and our customers;
- competition and changes to the competitive environment in the Spanish, Portuguese and global telecommunications markets;
- delays in construction, and successful implementation, of our telecommunications network, including capacity constraints and service interruptions along our network;
- changes in technology; and
- our ability to secure adequate financing.

The risks described above and the additional risks described in our filings with the Securities and Exchange Commission are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction or guarantee of actual results.

I. Quarterly Report on Form 6-K for the Period Ended March 31, 2002

INDEX

Presentation of Information

The unaudited consolidated financial statements of Jazztel p.l.c. and subsidiaries included in this report have been prepared in accordance with generally accepted accounting principles in the United States. In this report, references to "U.S. dollars", "U.S.$" or "$" are to United States currency, references to "pesetas" or "Ptas." are to a unit of account of the Kingdom of Spain, and references to "Euro" or "€" are to the single currency introduced on January 1, 1999. For the convenience of the reader, this report may contain translations of certain Euro amounts into U.S. dollars which should not be construed as a representation that such Euro amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, such U.S. dollar amounts have been derived by converting Euro to U.S. dollars at the rate of € 1.15 per $1.00, the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 29, 2002. This rate may differ from the actual rates in effect during the periods covered by the financial information discussed herein. The Noon Buying Rate on May 28, 2002 was € 1.08 per $1.00.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

JAZZTEL p.l.c. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Euro, except share data)

	Note	December 31, 2001	March 31, 2002
ASSETS			
Current assets:			
Cash and cash equivalents		159,137,256	71,947,627
Restricted Cash		30,470,518	30,496,376
Restricted funds related to Senior Notes	8a	98,293,868	83,503,169
Accounts receivable, net of allowance for doubtful Accounts of Euro 21,741,991 and Euro 27,962,484 at December 31, 2001 and March 21, 2002	5	57,472,208	52,832,153
Prepaid expenses		8,208,225	9,301,098
Inventories	4	4,810,438	5,138,147
Taxes receivable		35,986,141	41,463,419
Other current assets		23,394,991	27,924,968
Total current assets		**417,773,645**	**322,606,957**
Property and equipment, net	6	545,631,356	544,343,205
Other intangible assets, net	7	54,660,085	50,047,896
Goodwill, net		16,098,635	16,092,664
Debt issuance costs, net		26,721,551	24,094,990
Deposits and other assets		14,791,856	2,000,289
		657,903,483	**636,579,043**
TOTAL ASSETS		**1,075,677,128**	**959,186,000**
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)			
Current liabilities:			
Current maturities of long-term debt and capital lease obligations		27,215,041	38,348,138
Accounts payable		177,651,183	136,460,996
Accrued expenses and other current liabilities		47,280,558	38,045,169
Income Tax Payable		3,830,000	3,830,000
Deferred income		1,369,080	1,369,080
Total current liabilities		**257,345,862**	**218,053,383**
Long-term debt	8a	725,745,646	672,215,308
Capital Lease Obligations	8	96,230,893	94,833,060
Other Long Term Liabilities		1,150,557	653,310
Deferred Tax Liabilities		20,721,597	30,399,817
Deferred income		5,075,066	4,369,091
Minority interests		9,751	(18,012)
Shareholders' equity:		4,781,503	4,788,426
Common stock, Euro 0.08 par value, 77,500,000 authorized shares, 59,768,800 shares issued and outstanding at December 31, 2001 and 77,500,000 authorized shares and 59,855,344 shares issued and outstanding at March 31, 2002			
Non-voting stock, 0.01 pound sterling (Euro 0.015)par value at December 31, 2001 and March 31, 2002, 5,000,000 shares authorized, issued and outstanding		75,127	75,127
Additional paid in capital		374,997,309	377,095,501
Warrants		20,109,295	20,059,615
Accumulated deficit		(430,565,478)	(463,608,627)
Total shareholders' equity		**(30,602,244)**	**(61,589,958)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,075,677,128**	**959,186,000**

The accompanying notes are an integral part of these consolidated financial statements.

5

JAZZTEL p.l.c. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS

For the three month periods ended March 31, 2001 and 2002
(In Euro, except share data)

	Note	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
OPERATING REVENUES:			
Revenues	2o	46,597,571	53,046,491
OPERATING EXPENSES:			
Cost of sales		(39,030,620)	(34,008,361)
Sales, general and administration (inclusive of 2,404,776 and 1,958,167 in non-cash share compensation expense in first quarter of 2001 and 2002)		(36,863,600)	(35,894,252)
Depreciation and amortization		(12,295,587)	(18,121,569)
Total operating expenses		(88,189,807)	(88,024,182)
OPERATING LOSS		**(41,592,236)**	**(34,977,692)**
Other income (expense), net:			
Interest income		7,463,759	3,080,059
Interest expense		(34,872,088)	(23,583,167)
Gain on disposal of marketable securities		7,165,512	-
Other expense		(140,876)	(100,808)
Total other income (expense), net		(20,383,693)	(20,603,915)
LOSS BEFORE TAXES, MINORITY INTERESTS AND EXTRAORDINARY ITEMS		**(61,975,929)**	**(55,581,607)**
Income tax expense		(352,530)	(107,390)
Minority interests		(83,962)	27,786
LOSS BEFORE EXTRAORDINARY ITEMS		**(62,412,421)**	**(55,661,211)**
Extraordinary gain (loss), net		-	22,582,514
NET LOSS		**(62,412,421)**	**(33,078,697)**
NET LOSS PER COMMON SHARE - basic and diluted	2k	(1.05)	(0.55)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - basic and diluted		59,219,871	59,768,800

The accompanying notes are an integral part of these consolidated financial statements.

JAZZTEL p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months period ended March 31, 2001 and 2002
(In Euro)

	Three Months Ended March 31, 2001	Three Months Ended March 31, 2002
OPERATING ACTIVITIES:		
Net loss	(62,412,421)	(33,078,697)
Adjustments to reconcile net loss to net cash used in operating activities:		
Extraordinary loss (gain)	-	(22,582,514)
Minority interests	83,962	(27,764)
Amortization of Goodwill	-	5,971
Amortization of deferred costs (inclusive amortization of debt issuance cost)	732,689	783,197
Other depreciation and amortization	12,295,588	18,117,141
Non–cash provisions for losses	1,405,000	6,330,286
Loss (Gains) on disposal of marketable securities	(7,165,512)	-
Foreign currency adjustments	5,888,519	1,711,089
Non-cash compensation associated with issuance of share options and shares in subsidiary to employees	2,404,776	1,958,167
Changes in operating assets and liabilities:		
Accounts receivable	(12,802,754)	(1,580,438)
Inventories	-	(437,502)
Prepaid expenses and other current assets	(13,347,634)	(11,100,128)
Deposits and other assets	271,137	-
Accounts payable and accruals	(14,827,426)	(50,425,576)
Accrued Income tax payable	-	-
Movement in funds held in Escrow	-	14,790,700
Accrued interest	12,615,201	13,277,436
Net cash used in operating activities	(74,858,875)	(62,258,631)
INVESTING ACTIVITIES:		
Acquisitions of licenses costs	(49,831)	-
Purchase of property and equipment	(37,025,016)	(19,005,845)
Acquisitions, net of cash acquired	(15,052,919)	-
Acquisitions of intangible assets	(2,131,998)	484,383
Cash proceeds from the sale of marketable securities	98,768,915	-
Net cash used in investing activities	44,509,151	(18,521,462)
FINANCING ACTIVITIES:		
Movement in funds held in Escrow	17,678,437	-
Restricted cash	-	(25,857)
Debt issuance costs	-	1,843,364
Deferred Income	-	(435,974)
Sale of Property and Equipment	-	6,304,661
Deposits and other assets	-	1,057,479
Reimbursement of loans to directors	-	11,734,087
Proceeds from exercise of share options and warrants	593,328	97,192
Issuance of share capital	7,938,087	75
Early extinguishments of long tem debt	-	(22,945,146)
Borrowings of long-term debt	-	(497,247)
Payments of long-term debt	-	(3,542,172)
Net cash provided by/used in financing activities	26,209,852	(6,409,537)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,139,872)	(87,189,630)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	415,835,350	159,137,256
CASH AND CASH EQUIVALENTS AT END OF PERIOD	411,695,478	71,947,626

The accompanying notes are an integral part of these consolidated financial statements.

7

JAZZTEL p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

For the three month period ended
March 31, 2002
(In Euro)

	Common Shares	Additional Paid-in Capital	Non-voting Shares	Warrants	Accumulated Deficit	Total
BALANCE, December 31, 2001	**4,781,503**	**374,977,309**	**75,127**	**20,109,295**	**(430,565,478)**	**(30,602,244)**
Issuance of common shares, net of issuance costs	-	-	-	-	-	
Exercise of share options	2,248	90,344	-	-	-	92,592
Issuance of warrants	-	-	-	-	-	
Exercise of warrants	4,674	49,680	-	(49,680)	-	4,674
Non-cash compensation associated with issuance of share options	-	1,958,167	-	-	(33,078,696)	(33,078,696)
Net loss						
BALANCE, March 31, 2002	**4,788,426**	**377,095,501**	**75,127**	**20,059,615**	**(463,608,627)**	**(61,589,958)**

The accompanying notes are an integral part of these consolidated financial statements.

JAZZTEL p.l.c. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Euro)

(1) COMPANY HISTORY AND NATURE OF BUSINESS

Jazz Telecom, S.A. was incorporated on October 24, 1997. In July 1998, the shareholders of Jazz Telecom, S.A. incorporated Jazztel p.l.c. (the "Company"). Mr. Martin Varsavsky, Chairman of the Board, owned approximately 74.5% of both Jazztel p.l.c. and Jazz Telecom, S.A. In February 1999, in accordance with a shareholders' agreement, shareholders of Jazz Telecom, S.A. exchanged their shares for shares in Jazztel p.l.c.

Since both Jazztel p.l.c. and Jazz Telecom, S.A. were under common control of Mr. Varsavsky, the share exchange of February 1999 has been reflected as a reorganization of entities under common control. Accordingly, the transaction has been recorded using the historical cost bases of Jazztel p.l.c. and Jazz Telecom, S.A. and the financial position and results of operations of the company have been retroactively restated in a manner similar to a pooling of interests. Jazztel p.l.c. and Jazz Telecom, S.A. are herein referred to as the Company.

The Company is a facilities-based telecommunications service provider and plans to be the first nationwide competitive local exchange carrier ("CLEC") in Spain. The Company is constructing, in high density business districts, a fiber optic telecommunications network employing synchronous digital hierarchy ("SDH") transmission technology (the "Network"). As the Network is completed, the Company offers businesses in these high density centers a full range of enhanced local, national and international voice services and data services, including internet and broadband communications. The Company primarily operates in Spain and Portugal.

The Company started operations in January 1998 and, as a result, has a short operating history. The Company is deploying its Network and offering Spanish and Portuguese business customers a wide range of voice and data telecommunications services. Until recently, only Telefonica in Spain and Portugal Telecom in Portugal offered many of these services.

The Company has obtained various licenses to operate in the telecommunications industry in Spain and Portugal, among which are a B1 license, which allows it to provide fixed-line telephone services to the public; and a C and C-2 licenses, which allow it to deploy a telecommunications network.

In competing in a recently liberalized market in an evolving and competitive industry, the Company will face uncertainties and obstacles when evaluating its prospects before it will be able to generate future positive cash flow or net income.

From the time the Company started its business until March 31, 2002, it had aggregate net losses of €463,608,627. The Company expects to continue to incur significant net losses for the next several years as the Company deploys its Network and tries to increase significantly the size and scope of its operations in accordance with its business plan. There can be no assurance that the Company will achieve or sustain positive cash flow from operations or profitability in the future.

(2) SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation---

The unaudited condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of management of the Company, the condensed consolidated financial statements include all adjustments, which consist only of normal recurring accruals, necessary to present fairly the financial information for such periods.

b) Consolidation ---

The accompanying consolidated financial statements include the accounts of Jazztel p.l.c. and all majority owned subsidiaries including Jazz Telecom, S.A., Jazz Telecom 1, S.A. (merged with Jazz Telecom, S.A. during 1999), Jazz Telecom Malaga, S.A. (merged with Jazz Telecom, S.A. during 1999), Yacom Internet Factory, S.A. (until its disposal on October 11, 2000), Jazztel Portugal Serviços de Telecomunicaçoes, S.A., Banda 26, S.A (increased to 91% ownership on September 5, 2001 – Note 3), Comunicaciones Versa, S.A (merged with Jazztel Telecom S.A. during 2001), Centro de Cálculo de Sabadell, S.A., and Adatel Telecomunicaciones, S.A., both acquired in 2001 (Note 3). All intercompany transactions and balances have been eliminated in consolidation. Minority interests have been recorded for the portion of majority owned subsidiaries not owned by the company.

The accompanying consolidated financial statements for the year ended December 31, 2001 and the quarters ended March 31, 2001 and March 31, 2002 do not comprise "statutory accounts" within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended December 31, 2001 will be delivered to the Registrar of Companies for England and Wales.

c) Cash and cash equivalents ---

Cash and cash equivalents include deposits with banks and short-term investments with an original maturity of three months or less.

Short term investments with an original maturity of three months or less include investment funds of Euro 30.4 million, as well as Euro 87.5 million in short term repurchase agreements with banks.

Restricted cash includes a deposit of Euro 11,2 million and a restricted money fund of Euro 19,3 million acquired through the increase of ownership in Banda 26 S.A., and which is held in escrow until compliance with certain conditions and obligations related to the LMDS business are met (Note 3).

d) Inventories ---

Inventories are stated at the lower of cost, using the first in-first out method, or market value. Inventories consist mainly of hardware equipments, cellular phones and different equipments to be installed to the clients.

The allowance for inventory impairment and obsolescence was determined by considering those inventories that at the balance sheet date had a net realizable or market value below their replacement or reproduction cost. The allowance is created for the purpose of reducing the carrying amount of certain obsolete or slow turn-over inventory to their estimated realizable value.

e) Start-up expenses ---

Start-up expenses, which consist of incorporation and establishment costs, are expensed as incurred.

f) Other intangible assets ---

Other intangible assets primarily consist of amounts paid to acquire certain information technology software, telecommunication licenses, and other costs related to the registration of the Company's brand and product names. Intangible assets also consist of acquired customer base from acquisitions of companies accounted for under the purchase method.

Information technology software includes the costs incurred to substantially modify billing software, customer service software and administrative applications. All such costs are contracted with third party vendors and no such modifications are made by Company personnel. Costs related to these administrative applications are amortized on a straight-line basis over a period of three to five years.

License costs consist of the costs to acquire telecommunications operating licenses. Licenses are stated at cost and amortized over the useful life of the license.

Maintenance and training costs of these applications are expensed as incurred.

Patents and trademarks are amortized over a period of 3 to 5 years, and acquired customer base is also amortized over a period of 3 to 5 years.

g) ***Goodwill ---***

Goodwill represents the excess of the purchase price in the purchase of Adatel (Note 3) over the fair value of the net assets acquired. Goodwill is being amortized over a period of ten years, but will cease to be amortized beginning January 1, 2002 in accordance with SFAS No. 142. (Note 2q).

h) ***Property and equipment ---***

Property and equipment are recorded at cost less accumulated depreciation. The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Interest costs associated with significant capital additions are also capitalized in accordance with the provisions of SFAS No. 34. Upkeep and maintenance expenditures are expensed as incurred.

Property and equipment are depreciated on a straight-line basis based on the following estimated useful lives (in years):

	Years of Estimated Useful Life
Technical installations	8 to 20
Furniture	10
Information technology equipment	5
Leasehold improvements	Shorter of 5 or life of lease term
Equipment under capital lease	10 to 20
Other fixed assets	3 to 5

During 2001, the Company has changed the estimated useful life from 20 years to 10 years for a portion of its equipment under capital lease. This equipment refers to some of the Company's indefeasible right of use (IRUs) of dark fiber optic. The amortization on this equipment for 2001 has been calculated using the former useful life of twenty years, since the new estimate has been done in December, and thus this matter has not had any effect on 2001 results. The change in estimate for the amortization of the equipment will be accounted for prospectively beginning January 1, 2002 over the remaining life of the corresponding assets.

i) ***Other current assets ---***

For all periods presented, other current assets primarily consists of sundry debtors.

j) ***Use of estimates ---***

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from such estimates.

k) ***Earnings per share ---***

Basic earnings per ordinary share are calculated using income available to ordinary shareholders divided by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated in a similar manner to basic earnings per share except that the weighted average of ordinary shares outstanding is increased to include the number of additional ordinary shares that would have been outstanding if the potentially dilutive common shares had been issued.

Warrants to acquire 1,804,714 ordinary shares were outstanding at March 31, 2002. In addition stock options to acquire 1,734,743 ordinary shares were also outstanding at March 31, 2002. These potential ordinary shares were excluded from the computation of diluted EPS because their inclusion would have had an antidilutive effect on EPS.

l) Foreign currency transactions ---

The Company's functional currency is the Euro. Transactions involving other currencies are translated into the Euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency remeasurement are reflected on the accompanying consolidated statements of operations.

m) Income taxes ---

Deferred income taxes are provided using the liability method, whereby deferred tax assets and liabilities are established for the difference between the financial reporting and income tax basis of assets and liabilities as well as operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

For tax purposes, the Company had available net operating loss ("NOL") carryforwards at December 31, 2002 of approximately € 415 million. A valuation allowance has been established in full for the deferred tax assets associated with these NOLs due to the company's history of operating losses.

NOL's arising in the Spanish tax jurisdiction of approximately Euro 357 million will begin to expire 15 years from the date that the company obtains tax profitability in that tax jurisdiction.

NOL's arising in the Portuguese tax jurisdiction of approximately Euro 58 million will begin to expire 6 years from the date they are generated.

n) Impairment of Long-lived assets ---

The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets in accordance with SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of.* Whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable, the Company will compare undiscounted net cash flows estimated to be generated by those assets to the carrying amount of those assets. When these undiscounted cash flows are less than the carrying amounts of the assets, the Company will write down the carrying value of the long-lived assets to fair value, based on discounted cash flows or market values.

During all periods presented, the Company has not identified events or changes in circumstances that indicates a potential for impairment exists.

o) Revenue recognition ---

The Company records revenues over the period in which they are earned. The cost of providing service is recognized as incurred. Specifically, the Company's policies are as follows:

Telecommunications Revenues:

Operating revenues are derived from providing various telecommunication services to customers. These services include:

- Basic voice services: The Company generates revenues from the connection of person to person telephone calls through its owned and leased lines. Revenues are measured in terms of traffic minutes processed or transmission capacity provided, and are recognized in the period in which the connection is provided.

- Value added services: These services consist of unified messaging, teleconferencing center and other additional product offerings beyond basic connection services. Revenues from these services are recognized in the period service is provided.
- Data services: The Company provides managed bandwidth to business customers. Revenues from these arrangements are recognized ratably over the period that the bandwidth is provided to customers.
- Other services: The Company provides web hosting and Internet access to its business customers. Revenues from web hosting agreements are recognized rateably over the life of the contract. Revenues from Internet access by business customers are recognized in the period that the services are provided to customers.

Internet Business

Prior to the disposal of Yacom Internet Factory, S.A. on October 11, 2000, this segment's revenues were derived principally from interconnection fees to residential customers, the sale of banner advertisements and sponsorships and commissions on e-commerce activities. At December 31, 2001, the Company had no operations in this segment except for the provision of connection and other services to business customers via the Company's Jazzfree service.

Revenues from fixed Internet access were recognized during the period in which the services are provided. Since June 1999, free Internet access for residential customers has been provided in Spain. Accordingly, since that time, revenues from interconnection operations to residential customers have been zero. The Company continues to charge fees for its business customers, which are recognized ratably over the customer contract period.

The Company also earned revenues from advertising and sponsorship agreements. These agreements generated revenues in the following ways:

Display advertising: Many of the Company's advertising contracts charged fees based on the number of impressions delivered. Revenues on these contracts are recognized based on the number of impressions delivered to date, multiplied by the rate per impression contained in the contract. Other arrangements, including most sponsorship agreements, generated revenues based on the numbers of days the advertising is displayed. Revenues from these contracts were recognized ratably over the term that the advertising is displayed.

Advertisement design: The Company generated fees for helping sponsors design and customize an advertising campaign. These fees were recognized upon the completion of, and approval by the customer of, the ad campaign. It generally takes the Company two weeks or less to generate such campaigns.

The Company also derived revenues from commissions on e-commerce transactions from consumers utilizing the Company's network of websites. The amount of the commissions varied based on agreements between the Company and the retailers. The Company recognized such revenues in the period that the user made the on-line purchase. Such revenues were recognized on a net basis, as the Company did not have the risk of non-collection and did not act as a principal in the transaction.

Users of the Company's Jazzfree Internet access services initiate calls through an operator, which must interconnect with the Company to terminate the call at Internet access provider. The operator charges from Euro 0.0064 to 0.009 per minute for this connection, and, pursuant to Spanish regulation, must reimburse the Internet service provider a significant portion of that revenue. The Company receives Euro 0.0033 to 0.0048 per minute of connection, depending on the time of day a user dials into its network. The Company recognizes these revenues in the period that the connection is provided.

Software Business

Since the acquisition of Centro de Cálculo de Sabadell in 2001 (Note 3), the Company operates in the software industry. The Company follows American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, *Software Revenue Recognition*, as amended by SOP 98-4 and SOP 98-9. In accordance with SOP 97-2, software license fee revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the license fee is fixed and determinable, and the collection of the fee is probable. Software license fees are recognized when the software is shipped, installed, and customer acceptance has occurred. Software support fees are deferred and amortized on a straight line basis over the life of the related service contract.

SOP 97-2 also requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair value of the elements, such as software products, upgrades, enhancements, post contract customer support, installation or training. The Company allocates a portion of its software revenues to post contract support activities or other services or products provided to the customer free of charge or at non-standard discounts when provided in conjunction with the licensing arrangement. Amounts allocated are based upon standard prices charged for those services or products. Revenues from post-contract support are recognized ratably over the term of the term of the contract on a straight line basis.

p) Derivatives and Hedging Activities ---

Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for derivative instruments and hedging activities* establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific accounting criteria are met. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. To adopt hedge accounting, a Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting.

The adoption of SFAS No. 133 on January 1, 2001 has not had a material impact on the financial position or the results of operations of the Company, as the Company does not have any derivatives or engage in hedging activities.

q) Recently issued accounting standards ---

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board ("APB") Opinion No.16 although in some instances previously recognized intangibles will be subsumed into goodwill.

Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.* Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with APB Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock.* Under SFAS No. 142 intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 will not be amortized. The Company has adopted SFAS No. 141 to account for the purchase of 40% of Banda 26, S.A. (Note 3). The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Goodwill of Euro 16 million, arising from the purchase of Adatel (Note 2h and 3) that is amortized over a period of ten years, will cease to be amortized on January 1, 2002. The Company has not yet determined what the effect of the impairment test of goodwill and intangible assets will have on the earnings and financial position of the Company.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS 121 *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.* While it supersedes APB Opinion 30, *Reporting the Results of operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,* it retains the presentation of discontinued operations but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. Under SFAS No. 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are ranges of cash flows that may be generated by the asset being tested for impairment. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. The provisions of this statement will be effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company estimates that adoption of this pronouncement will not have a material impact on the earnings or financial position of the Company.

r) ***Debt issuance costs ---***

Debt issuance costs consist of debt issuance costs related to the Company's senior debt and those related to the formalization of the senior credit facility (See Note 8b).

Debt issuance costs are amortized as interest expense over the term of the debt using the effective interest method.

s) ***Deferred income —***

Deferred income consists mainly of revenues related to traffic origination to be deferred over the contract period.

t) ***Reclassifications ----***

Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the current year's presentation.

(3) ACQUISITIONS

a) Adatel, S.A.

On September 22, 2000 the Company entered into an agreement to purchase 100% of Adatel S.A. (Adatel), a telecommunications system integrator for SMEs in Spain specialized in vertical wiring, PBX installation and data networks installation and maintenance. The transaction was closed on January 11, 2001 and the Company acquired 87.2% of the shares of Adatel for an aggregate consideration of Euro 15.9 million, 50% of which was paid in cash and 50% in common shares (220,044 shares). In addition, on June 27, 2001, the Company exercised its option of acquiring the remaining 12.8% of Adatel for a price of Euro 4.5 million, 50% of which was paid in cash and 50% in common shares (62,407 shares) that were issued in July 2001. This acquisition has been accounted for under the purchase method of accounting in accordance with APB Opinion 16. The total purchase price of Euro 20.4 million (plus additional purchase costs of Euro 0.2 million) has been allocated based on estimated fair values of assets and liabilities of Adatel at the dates of acquisition as follows:

	Euro
Property, plant and equipment	233,998
Intangible assets	49,235
Receivables	5,550,593
Inventories	1,725,746
Cash and cash equivalents	956,114
Other assets	346,381
Current liabilities	(6,040,089)
Goodwill	17,748,671
Total consideration	20,570,649

This allocation has resulted in goodwill of Euro 17.7 million that is amortized up to December 31, 2001 using an estimated life of 10 years, but which will cease to be amortized on January 1, 2002 in accordance with SFAS No. 142. The results of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition.

The following table reflects the results of the Company's operations had the purchase of Adatel been completed on January 1, 2000:

	Year ended 2000 (Unaudited)

Revenues	139,983,394
Net loss	(71,719,968)
Net loss per share	(1.28)

The pro-forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

b) Banda 26, S.A.

On September 5, 2001, the Company acquired from Blescare-98, S.L. an additional 40% stake in Banda 26, S.A. (Banda 26), a wireless local loop (WLL) provider, for a price of Euro 1.1 million. As part of the transaction, the Company acquired a money fund held by the seller to comply with its obligations to the Ministerio de Fomento in relation to a wireless loop license, with a fair value of Euro 20.4 million, for a total of Euro 6.8 million. Part of the Euro 20.4 million money fund (Euro 19 million) is held in a restricted cash account since the release of its balance to the Company is pending compliance with certain conditions and obligations relating to the WLL business. This acquisition has been recorded under the purchase method in accordance with SFAS No. 141. The Company has allocated the purchase price of Euro 1.1 million to the fair value of the assets and liabilities of the acquired company, resulting in goodwill of Euro 1.4 million. However, this goodwill has been netted against the extraordinary gain (negative goodwill) of 13.5 resulting from the difference between the fair value of the money fund acquired and its purchase price, in accordance with SFAS 141 provisions. As such, the total amount of extraordinary gain recognized is Euro 12.1 million. The purchase price has been allocated as follows:

	Euro
Net assets	855,556
Restricted Cash (Note 2b)	19,294,612
Negative goodwill (Extraordinary Gain)	(12,107,774)
Total consideration	8,042,394

As a result of this transaction, the Company holds 91% of Banda26 as of December 31, 2001 and has consolidated its results since August 31, 2001. Prior to this date, the Company carried its investment in Banda 26 under the equity method in accordance with EITF 96-16, *Investor's Accounting for an Investee when the Investor has a Majority of the Voting Interests but the Minority Shareholder(s) Have Certain Approval or Veto Rights*, since the minority shareholders had substantive participating approval rights.

The following table reflects the results of the Company's operations had the purchase of Banda26 been completed fully on January 1, 2000:

	Year ended 2000	**Year ended 2001**
	(Unaudited)	
Revenues	125,511,234	220,450,958
Net loss	(73,801,372)	(188,928,410)
Net loss per share	(1.32)	(3.17)

The pro-forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the date indicated, nor are they necessarily indicative of future operating results.

c) Centro de Cálculo de Sabadell, S.A.

On March 29, 2001, the Company acquired 88.97% of Centro de Cálculo de Sabadell, S.A. (CCS), a Spanish company specialized in software development and systems integration for small and medium enterprises (SMEs), for a price of Euro 1.987 million paid in cash. In addition, on April 23, 2001, the Company acquired an additional 10.94% for a price of Euro 0.241 million paid in cash. This acquisition has been recorded under the purchase method in accordance with APB Opinion 16. The total purchase price, including related expenses, of Euro 3.124 million has been allocated based on the estimated fair values of assets and liabilities on March 31, 2001 as follows:

	Euro
Property, plant and equipment	14,452,909
Intangible assets	3,976,070
Long term financial investments	2,344,405
Receivables	8,669,500
Inventory	2,209,900
Cash and cash equivalents	278,400
Other assets	356,200
Current liabilities	(18,191,500)
Long term liabilities	(10,972,200)
Total consideration	3,123,684

The values assigned to the net assets acquired in this purchase exceeded their cost. The Company has thus reduced the non-current assets acquired proportionately, resulting in zero negative goodwill on the allocation.

As a result of this transaction, the Company holds 99.91% of CCS as of December 31, 2001 and has consolidated this subsidiary since its acquisition.

The Company has not provided pro-forma financial information for the effects of this acquisition, as CCS formed part of a series of entities during 2000, and no individual financial information is available for it.

(4) INVENTORIES

Inventories consist mainly of hardware equipments and different equipments to be installed to the clients and have resulted from the acquisition of Adatel and CCS and consist of the following at December 31, 2001:

	December 31, 2001	March 31, 2002
Raw materials	-	-
Work in progress	3,058,076	2,932,700
Finished Goods	2,203,759	2,766,636
Total inventories	5,261,835	5,699,636
Less: allowance for inventory impairment and obsolescence	(451,397)	(561,189)
Inventories, net	4,810,438	5,138,147

(5) ACCOUNTS RECEIVABLE

At December, 2001 and for the three month period ended March 31, 2002 accounts receivable includes €22,895,458 and €22,416,530 of unbilled receivables relating to services rendered but not yet invoiced respectively. Such unbilled amounts as of December 31, 2001 were billed in January 2002.

The movements in the allowance for doubtful accounts during the three years ended December 31, 1999, 2000 and 2001 and the quarter ended March 31, 2002 are as follows:

	Beginning Balance	Charged to Cost and Expenses	Ending Balance
Year Ended December 31, 1999	-	3,774,435	3,774,435
Year Ended December 31, 2000	3,774,435	3,836,702	7,611,137
Year Ended December 31, 2001	7,611,137	14,130,854	21,741,991
Three-months Ended March 31, 2002	21,741,991	6,220,493	27,962,484

(6) PROPERTY AND EQUIPMENT

Property and equipment accounts and related accumulated depreciation as of December 31, 2001 and for the three-month period ended at March 31, 2002 were as follows:

	December 31, 2001	March 31, 2002
Technical installations	291,933,534	299,316,146
Furniture	6,274,760	5,193,847
Information technology equipment	26,396,703	26,284,614
Leasehold improvements	26,487,326	26,503,646
Equipment under capital leases	129,015,412	128,945,434
Other fixed assets	3,733,633	4,621,154
Construction in process	138,787,469	140,201,252
	622,628,837	631,066,093
Less accumulated depreciation	(76,997,481)	(86,722,888)
Property and equipment, net	545,631,356	544,343,205

Interest capitalized totaled €15,919,045 and €4,588,252 for the year ended December 31, 2001 and for the three-month period ended March 31, 2002, respectively.

Depreciation expense totaled €46,635,824 and €13,986,099 for the year ended December 31, 2001 and for the three-month period ended March 31, 2002, respectively.

(7) OTHER INTANGIBLE ASSETS

Intangible assets and related accumulated amortization as of December 31, 2001 and for the three-month period ended at March 31, 2002 were as follows:

	December 31, 2001	March 31, 2002
Patents and trademarks	1,806,003	1,762,119
IT software	81,818,351	83,523,230
Customer base	2,687,563	2,687,563
License Costs	3,933,793	2,911,659
Other intangible assets	-	-
	90,245,710	90,884,571
Less accumulated amortization	(35,585,625)	(40,836,670)
Total intangible assets, net	54,660,085	50,047,896

Amortization expense totaled €12,950,402 and €4,127,806 for the year ended December 31, 2001 and for the three-month period ended March 31, 2002, respectively.

(8) DEBT

The Company had the following debt outstanding:

	December 31, 2001	March 31, 2002
14% Senior Notes due 2009	193,143,319	189,306,222
14% Senior Notes interest	7,131,525	14,725,528
13.25 % Senior Notes due 2009	345,590,962	312,842,775
13.25% Senior Notes interest	1,955,965	12,853,941
14% Senior Notes due 2010	180,154,555	163,257,172
14% Senior Notes interest	12,220,094	5,214,967
Deposits	6,856,478	6,809,139
Capital Lease Obligations	102,138,350	100,386,763
Total	849,191,580	805,396,506
Less: Current Portion	(27,215,041)	(38,348,138)
Long – Term debt	821,976,539	767,048,368

a) Senior Notes ---

On April 8, 1999, the Company issued $100 million principal amount of 14% Senior Notes due 2009 and Euro 110 million principal 14% Senior Notes due in April 2009 (April Senior Notes). Interest is due on the April Senior Notes on April 1 and October 1 of each year commencing October 1, 1999. The April Senior Notes are unsecured unsubordinated obligations. The notes are listed on the Luxembourg Stock Exchange.

Prior to April 1, 2002, the Company was entitled on any one or more occasions to redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 114.00%.

The Company may redeem the April Senior Notes, in whole or in part, at any time after April 1, 2004 in the amount of $1,000 each or Euro 1,000 increments at the following redemption prices:

2004	107.000%
2005	104.667%
2006	102.333%
2007 and each year thereafter	100.000%

Following the issue of the April Senior Notes, a portion of the proceeds are held in Escrow for the benefit of the noteholders. These funds have been invested in US government securities and European government securities. The funds mature at appropriate intervals in order to pay the first six interest payments on the Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

On December 15, 1999, the Company issued €400 million principal amount of 13.25% December Senior Notes due December 15, 2009. Interest is due on the December Senior Notes on December 15 and June 15 of each year commencing June 15, 2000. The notes are listed on the Luxembourg Stock Exchange.

Prior to December 15, 2002, the Company may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 113.25%. The Company may redeem the December Senior Notes, in whole or in part, at any time after December 15, 2004 in the amount of Euro 1,000 at the following redemption prices:

2004	106.625%
2005	104.417%
2006	102.208%
2007 and each year thereafter	100.000%

Following the issue of the December Senior Notes, a portion of the proceeds are held in Escrow for the benefit of the noteholders. These funds have been invested in European government securities. The funds mature at appropriate intervals in order to pay the first six interest payments on the Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

On July 15, 2000, the Company issued Euro 225 million principal amount of 14% Senior Notes due 2010. Interest is due on January 15 and July 15 of each year commencing January 15, 2001.

Prior to July 15, 2003, the Company may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of the notes originally issued under the indenture at a redemption price of 114.00%.

The Company may redeem the Senior Notes, in whole or in part, at any time after July 15, 2005 in amounts of Euro 1,000 or integral multiples thereof at the following redemption prices:

2005	107.000%
2006	104.667%
2007	102.333%
2008 and each year thereafter	100.000%

Following the issue of the Senior Notes, a portion of the proceeds will be held in escrow for the benefit of the noteholders. These funds will be invested in US government securities and European government securities. The funds mature at appropriate intervals in order to pay the first four interest payments on the Senior Notes. Under SFAS No. 115, the investments are classified as held to maturity, and as such are carried at cost.

The Company repurchased in the third quarter of 2001 €114.3 million of its high yield bonds for €36.9 million. During the first quarter of 2002, the Company has repurchased an additional Euro 56.8 million nominal value of its Senior Notes for Euro 21.4 million.

Up to March 31, 2002, the Company has repurchased Euro 24.0 million, Euro 83.8 million and Euro 58.1 million of its April, December, and July Senior Notes, respectively, with corresponding accrued interest to date of repurchase of approximately Euro 3.9 million. Debt issuance costs of approximately Euro 5.2 million related to these Senior Notes have been amortized upon the repurchase of debt. This transaction has resulted in a net extraordinary gain on the early extinguishments of debt of Euro 70.9 million, which has been recognized in the accompanying consolidated statement of operations Euro 22.6 million corresponding to the first quarter 2002, and a related deferred tax liability of Euro 30.4 million which has been recognized in the consolidated balance sheet.

The indentures governing the April Senior Notes, the December Senior Notes and the July Senior Notes contain various covenants including, among other things, limitations on the incurrence of indebtedness, liens and sale-leaseback transactions and restricts the Company's ability to pay dividends, redeem or repurchase our common shares or other classes of shares, sell assets, guarantee indebtedness and certain other transactions. No direct or indirect subsidiaries of Jazztel p.l.c. have guaranteed the April Senior Notes, the December Senior Notes and the July Senior Notes. Jazztel p.l.c. has no material operations or assets separate from its cash and investments in its subsidiaries.

The Company has complied with all the covenants as of the date of these consolidated financial statements.

b) Credit facility ---

On April 6, 2001, the Company entered into a credit facility with a syndicate of banks led by JP Morgan p.l.c. The credit facility is a revolving credit and performance bond facility that provide loans in an aggregate principal amount of up to Euro 199.5 million. The facility is structured in three tranches:

- Tranche A is a revolving loan facility in an aggregate amount of Euro 175 million available from April 6, 2001 until June 30, 2004.
- Tranche C is a euro term loan facility in an amount equivalent to the Tranche A outstandings as at June 30, 2004.
- Tranche B is a performance bond facility in an aggregate amount of Euro 24.5 million.

Borrowings under the credit facility will bear interest at a rate per annum of a EURIBOR rate plus the applicable margin and mandatory costs. The applicable margin will initially be 3.375% and the range of the margin will depend on the ratio of senior debt to annualized EBITDA. Each of Jazz Telecom, S.A., Jazztel p.l.c. and Adatel, S.A. guarantees Jazz Telecom, S.A.'s obligations under the credit facility.

The credit facility contains various covenants including, among other things, limitations on the incurrence of indebtedness, achievement of earnings established in the agreement, network construction targets, and compliance with debt ratios.

The Company has complied with all the covenants related to this credit facility as of the date of these consolidated financial statements.

The Board of Directors meeting held on March 20, 2002 approved the draw down of €30 million from the credit facility referred to in this Note 8 in accordance with the credit facility agreement. In order to draw down the amount referred to above, the Company has pledged all the Jazz Telecom, S.A. shares and certain network assets.

(9) SHAREHOLDERS' EQUITY (DEFICIT)

Jazztel p.l.c. was incorporated on July 8, 1998, with a share capital of £2 (Euro 3) consisting of 2 common shares of £1 (Euro 1.50) each. On July 16, 1998, the authorized share capital of the Company was re-organized by sub-dividing each £1 (Euro 1.50) common share into 100 common shares of 1 pence (Euro 0.015), ranking parri passu. On this date, an additional 4,999,800 common shares were issued, of which £12,499 (Euro 18,780) was called-up and paid.

a) ***Share exchange ---***

On February 2, 1999 the share capital of the Company was reorganized as follows (for purposes of describing the share exchange, share and per share amounts in this note have not been restated to reflect the October 4, 1999 share consolidation referred to at the end of this note):

The authorized share capital of Jazztel p.l.c. was increased by Euro 1,215,228 by creating 121,522,845 common shares of Euro 0.01 each. On this date, Jazztel p.l.c. acquired 100% of the share capital of Jazz Telecom, S.A. The consideration for the transfer of the shares in Jazz Telecom, S.A. to the Company was the issue of 121,522,845 fully paid common shares in the Company of Euro 0.01 each, amounting to Euro 1,215,228, to the shareholders of Jazz Telecom, S.A., and the satisfaction of the balance of the obligations of the shareholders in the Company in respect of the 5,000,000 issued but partly paid common shares, amounting to £37,499 (Euro 56,343).

The 5,000,000 issued common shares of 1 pence (Euro 0.015) each were redesignated as 5,000,000 1 pence (Euro 0.015) non-voting shares.

The authorized share capital of Jazztel p.l.c. was further increased by authorizing 75,168,133 common shares of Euro 0.01 each and 179,149,688 preference shares of Euro 0.01 each. None of such common shares were issued. The preference shares were issued and fully paid up with a premium of Euro 0.337 per share less costs of Euro 1,142,925.

The preference shares were converted into common shares (at the ratio of one common share to one preference share) on September 13, 1999.

The Company approved on October 4, 1999, the consolidation of its authorized 500,000,000 common shares to 62,500,000 common shares, with a consolidation ratio of 8 old shares to 1 new share and increased the par value of common shares to Euro 0.08. The impact of these changes have been retroactively applied to these financial statements.

The Company's ordinary shares are listed on NASDAQ Europe and on the Spanish New Market. The Company's board of directors approved the delisting of the Company's American Depositary Receipts from the Nasdaq National Market. The Company requested that the last day of trading on the Nasdaq National Market System be Friday, May 31, 2001.The Company had decided to delist since it is no longer a significant market for Jazztel investors given the limited trading activity in the ADR's on the Nasdaq National Market.

b) Warrants ---

In connection with the offering of US Dollars 100,000,000 and Euro 110,000,000 14% Senior Notes due in 2009, the Company issued US Dollar 500,000 warrants and Euro 550,000 warrants to purchase 1,913,213 and 2,262,795 common shares respectively at an exercise price of Euro 0.08 per share. The estimated fair value of these warrants at the date issued was US Dollar 2.82 to each US Dollar warrant and Euro 2.82 to each Euro warrant. The warrants are listed on the Luxembourg stock exchange. The ordinary shares issued from the exercise of warrants are listed on NASDAQ Europe and the Spanish New Market.

In connection with the offering of Euro 225,000,000 14% Senior Notes due in 2010, the Company issued 225,000 Euro warrants to purchase 1,350,000 common shares at an exercise price of Euro 34.10 per share. The estimated fair value of these warrants at the date issued was Euro 87.80 to each Euro warrant. The warrants are listed on the Luxembourg stock exchange and the Spanish New Market.

854,092 warrants to purchase 3,399,721 shares of the Company's common stock and 65,307 warrants to purchase 263,121 shares of the Company's common stock were exercised during 2000 and 2001, respectively.

The expiration date of each Dollar and Euro warrant will be on April 1, 2009 for the warrants issued in 1999 and July 15, 2010 for the warrants issued during July 2000. Any warrant not exercised before the expiration date shall become void, and all rights of the holder under applicable warrant agreement shall cease.

(10) SEGMENT REPORTING

Descriptions of the segments---

Until the disposal of Yacom Internet Factory, S.A. in October 2000, the Company operated in two main business segments: Internet Business and Telecommunications Business. The Company was organized around these segments, with senior management in place for both businesses. From that date, the Company has operated only in the segment of Telecommunications Business. This business is focused on the creation and development of an Indirect Access Service (reselling the domestic services of Telefonica and the international services of other carriers), Direct Access Services (offering a broad range of services to those customers that are connected directly to Jazztel Fiber Optic Network) and Carrier Services (to businesses which require transmission capacity).

Accounting Principles---

The accounting principles used in accounting for the segments are the same as those used in the consolidated financial statements.

During 2001, until the acquisition of Centro de Cálculo de Sabadell, S.A., the Company only operated in the telecommunications segment and had no operations in any other segment. Since the acquisition of Centro de Cálculo de Sabadell, S.A. the Company also operates in the software segment. This segment has not been material during 2002. Information for the Company's segments as of and for the three-month period ended March 31, 2002 have been presented in the following table:

Three-month period ended March 31, 2002 (Euro million)	Telecomm Business	Software Business	Total Telecomm + Internet + Other
Revenues	44,5	8,5	53,0
Total operating expenses	31,9	2,1	34,0
Sales, General and Administration	29,9	6,0	35,9

Depreciation and Amortization	17,3	0,8	18,1
Operative Income (Loss)	(34,6)	(0,4)	(35,0)
Expenditures for long-lived assets	16,7	1,8	18,5
Assets	920,4	38,8	959,2

The Company believes that it is impracticable to report revenues from external customers by product and service, since many customers utilize multiple services that are priced in bundled packages.

The following represents geographic information related to the Company's operations (the Company only operated in Spain for periods prior to 2000).

Three-month period ended March 31, 2002	**Portugal**	**Spain**	**Total**
Revenues	6,3	46,7	53,0
Long – lived assets	45,5	498,8	544,3

The Company has no customers with revenues in excess of 10% of the Company's total revenues in any reporting period.

(11) SUBSEQUENT EVENTS

During the first quarter of 2002, Euro 56.8 million of Jazztel High Yield bonds were repurchased for Euro 21.4 million. This transaction reduced the total debt outstanding and generated capital gains of Euro 35.4 million. The combined effect of the repurchase program and the one conducted in the third quarter of 2001 has resulted in a 20.1% reduction of High Yield debt outstanding from Euro 846 million at the end of the second quarter of 2001 to Euro 676 million as of March 31, 2002.

On April 16th, 2002, Jazztel publicly announced the appointment of Goldman Sachs and JP Morgan as its financial advisors in formulating a strategy to restructure its Euro 676 million of outstanding high yield debt and to reduce its interest expense. The Company is currently in discussions with its largest creditors and expects to begin discussions with an ad hoc committee of bondholders shortly. Bondholders interested in joining the ad hoc committee should contact the Company or its advisors.

Jazztel continues to adjust its cost base in light of its reduced growth prospects. In this context, the Company has reduced 143 staff and external positions in 2001 and contemplates further reductions of approximately 235 employees. The latter reduction represents a total of 28% of its Telecom business workforce (excluding Adatel and CCS). This new cost reduction program is currently underway and is aimed to produce additional annual SG&A savings of over Euro 20 million. In addition to this measure, several other initiatives are being implemented in order to ensure full achievement of our cost reduction objectives.

The Company's board of directors had approved the delisting of the Company's American Depositary Receipts from the Nasdaq National Market. The Company requested that the last day of trading on the Nasdaq National Market System be Friday, May 31, 2001.The Company decided to delist since it is no longer a significant market for Jazztel investors given the limited trading activity in the ADR's on the Nasdaq National Market.

Jazztel has drawn down Euro 10 million of the Euro 30 million approved by the Board of Directors from the revolving credit tranche of the senior credit facility.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the unaudited consolidated financial statements of Jazztel p.l.c. and subsidiaries and the notes to those statements included in "Part I—Item 1—Financial Statements" of this report. . Unless otherwise noted, Euro amounts are converted to U.S. dollars at the Noon Buying Rate on March 31, 2002 of €1.15 per US$1.00. The Noon Buying Rate for Euro on May 28, 2002 was €1.08 *per US$1.00.*

Overview

General

We were incorporated under the laws of England and Wales in July 1998. Jazz Telecom, S.A. was formed in October 1997 and commenced operations in January 1998. We became the sole shareholder of Jazz Telecom, S.A. in February 1999. We have a limited operating history upon which investors may base an evaluation of our performance. We have no material assets other than:

- the remaining proceeds from public and private offerings of our equity and debt securities,
- the capital stock of Jazz Telecom, S.A. (which we acquired in February 1999) and Jazztel Portugal Serviços de Telecomunicações S.A. (which we incorporated in July 1999), and
- loans to our subsidiaries.

During the next several years, we expect to continue to incur significant net losses and negative cash flow as we connect more customers to our network, offer an expanded range of services and develop Banda26. We currently do not anticipate that our telecommunications business will generate positive EBITDA until at least the second quarter of 2003, but our ability to achieve this is subject to numerous risks and uncertainties, many of which are out of our control.

Recent Developments

At March 31, 2002, we had achieved the following operational milestones:

- over 2,760 km of our MANs completed;
- over 5,870 km of our backbone operational;
- signed up over 2,735 direct access customers of which more than 2,295 were connected to our network;
- signed up over 732,286 indirect customers;

- over 1,197,080 indirect access lines in service, of which approximately 60% were business lines;
- signed up over 8,886 active Jazznet customers; and
- signed up 11 DSL customers.

In April, we announced our intention to restructure our high yield debt. The restructuring, if completed, will result in substantial dilution to our equity holders.

The Company's board of directors requested that the Company's ADS's be delisted from the Nasdaq National Market as of close of business on May 31, 2002. In addition, the Company has given notice to Morgan Guaranty Trust Company of New York, the issuing bank for the ADS's, that the ADS program is to be terminated no later than Friday, June 28, 2002.

During the first quarter of 2002, we repurchased an €56.7 million ($50.6 million) principal amount of our high yield bonds for €21.7 million ($19.4 million). During the third quarter of 2001, we repurchased €114.3 million ($102.1 million) principal amount of our high yield bonds for €38.4 million ($34.3 million). The combined effect of the two series of repurchases is an approximate 20% reduction of our outstanding high yield debt from €846 million principal amount ($755.4 million) at the end of the second quarter of 2001 to €676 million principal amount ($602.6 million) as of March 31, 2002.

Results of Operations

Three Months Ended March 31, 2002 Compared to the Three Months Ended March 31, 2001.

Because we have been expanding our products and services, comparisons with prior periods are not always meaningful. Therefore, we have also included certain information with respect to the fourth quarter of 2001 to help you better evaluate the development of our business.

Beginning in the fourth quarter of 2001 we changed our accounting treatment with respect to Banda 26 from the equity method to consolidating it because during the third quarter we acquired an additional 40% of Banda 26, giving us 91% ownership of it. As a result, in the fourth quarter, we recognized a one time charge to record this change in accounting treatment for the first 9 months of 2001.

Revenues: Total revenues for the first quarter of 2002 increased to €53.0 million from approximately €46.6 million for the first quarter of 2001, an increase of approximately 13.7%. Total revenues for the fourth quarter of 2001 were approximately €55.7 million. Excluding the one-time adjustment related to the consolidation of Banda 26, total revenues for the fourth quarter of 2001 were approximately €55.5 million.

The following chart shows a breakdown of our revenues for the three month period ended March 31, 2002 and March 31, 2001.

Business Line	Three Month Period Ended March 31, 2002	Three Month Period Ended March 31, 2001
Indirect Access	21.7	28.1
Direct Access	12.3	8.1
Carrier Services	5.5	3.7
Internet and Value Added Services (CCS)	13.4	6.5
Other Revenues	0.2	0.2
Total	**53.0**	**46.6**

The increase in revenues was principally due to an increase in Internet and Value Added Services due to new products and services being launched, Direct Access revenues and Carrier Services, partly offset by a decrease in Indirect Access. Direct Access revenues decreased from the fourth quarter of 2001 due to general economic conditions and the normal delay associated with realizing revenue from new customers. There was also a sizeable decrease in revenue from several large customers.

Cost of Sales: Cost of sales were €34.0 million for the quarter ended March 31, 2002 (or 64.2% of sales), compared to €39 million (or 83.7% of sales) for the quarter ended March 31, 2001. Gross margin decreased to €19.0 million in the first quarter of 2002 compared to €23.2 million in the prior quarter. However, excluding the one-time adjustment related to the consolidation of Banda 26, gross margin improved from €18.3 million in the fourth quarter of 2001. The improvement in gross margin, excluding the one time adjustment, was due to the increasing scale of our operations and the favourable evolution of our revenue mix towards business lines with higher contribution margins.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for the first quarter of 2002 were €33.9 million compared with €36.8 million for the first quarter of 2001, a decrease of approximately 7.9%. Selling, general and administrative expenses decreased from €36.2 million (or 6.4 %) in the fourth quarter of 2001. Excluding the one-time adjustment related to the consolidation of Banda 26 selling, general and administrative expense decreased from €35.9 million or 5.6% in the fourth quarter. The reductions are primarily due to tighter controls on marketing, customer acquisitions costs and call center operation expenses and a cost reduction program we implemented in the second half of 2001.

Depreciation and Amortization Expense: Depreciation and amortization expense was €18.1 million for the first quarter of 2002, increasing from €12.3 million for the first quarter of 2001 and decreasing from €19.0 million for the fourth quarter of 2001 . The increase is principally due to the capital expenditures incurred for the construction of the network in Spain and Portugal.

Net Financial Expense: Net financial expense for the first quarter of 2002 was €20.6 million, a decrease from €27.6 million for the first quarter of 2001, and consisted primarily of accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds.

Net Loss: Net loss for the first quarter of 2002 was €33.1 million compared with a net loss of €62.4 million for the first quarter of 2001; and €55.2 million for the fourth quarter of 2001.

Adjusted EBITDA losses for the first quarter of 2002 were €14.9 million, compared with adjusted EBITDA losses of €26.8 million for the first quarter of 2001 and €17.9 million in the fourth quarter of 2001. The decrease in EBITDA losses during the quarter reflects the improvement in gross margin and tight control over the selling, general and administrative expenses.

Liquidity and Capital Resources

We have incurred losses from operating activities and negative cash flows since inception. We expect these losses to continue during the next several years as we continue to connect customers to our network and the initiation of a significantly expanded range of services.

Net cash used in operating activities for the quarter ended March 31, 2002 was €62.3 million ($54.2 million). Net cash used in investing activities for the quarter ended March 31, 2002 was €18.5 million ($16.1 million). Net cash used in financing activities for the quarter ended March 31, 2002 was €6.4 million ($5.6 million).

The funds placed in escrow to cover the first six interest payments on notes issued in December 1999 are expected to be exhausted following the December 15, 2002 interest payments. The Notes issued in April 1999 no longer have any escrowed interest payments. Accordingly, we will have to fund interest payments on the April 1999 and December 1999 notes from our net cash flow starting with the October 1, 2002 and June 15, 2003 interest payments, respectively. The funds placed in escrow to cover interest payments on the July 2000 notes are expected to be exhausted after the first four interest payments. Accordingly, starting with the January 15, 2003 interest payment, we will have to fund interest payments on those notes from our net cash flow.

Our cash position at the quarter ended March 31, 2002 was €185.9 million ($161.7 million). Included in this amount at March 31, 2002 was approximately €83.5 million ($72.6 million), all held in escrow to cover interest on the notes. Also included in this amount was approximately €30.5 million ($26.5 million) which secures certain other obligations. We believe that our available cash, including VAT refunds expected later this year, will be sufficient to finance our operations until the end of the fourth quarter of 2002. In the first quarter of 2002 we repurchased €56.7 million principal amount ($50.6 million) of our high yield bonds for a total of €21.7 million ($19.4 million).

In addition, we have a senior bank credit facility available for the operations of our Spanish subsidiary Jazz Telecom S.A. (excluding the operations of Banda26) for €199.5 million ($173.5 million) (which includes a €175 million revolving facility and a €24.5 million performance bond). In order to pursue the high yield bond restructuring, we have agreed with the lending syndicate to limit our drawdowns to an aggregate of €50 million until early 2003 (assuming we remain in compliance with the terms of the bank facility). As of May 28, 2002, we have drawn down €10 million. We do not expect to be cash flow positive until some point in 2004. We will need to raise additional capital before we become cash flow positive.

The instruments governing our existing debt contain, and we expect that any future debt instruments would contain, restrictions on our ability to pay dividends to our shareholders and contain restrictions on the ability of subsidiaries to pay dividends to us, repay debt owed to us or lend us money. We do not anticipate that these restrictions will impact our ability to meet our cash obligations in the short term.

We currently expect aggregate capital expenditures in 2002 and 2003 to amount to approximately €100-140 million ($87-122 million) for our businesses on a consolidated basis. Depending on the scheduled deployment of our network, the development of our Internet activities and the development by Banda26 of its wireless network, our cash requirements may increase substantially. In addition, although we currently have no commitments with respect to any material future acquisition, we have in the past, currently are having and expect in the future to have, negotiations regarding possible acquisitions of businesses involved in the telecommunications and Internet businesses. In the event that we do make a business acquisition, we may need additional financing sooner than described above.

We continue to adjust our cost base in light of our reduced growth prospects. In this context, the Company has reduced 143 staff and external positions in 2001 and contemplates further reductions of approximately 235 employees. The latter reduction represents a total of 28% of our Telecom business workforce[1]. This new cost reduction program is currently underway and is aimed to produce additional annual SG&A savings of over Euro 20 million. In addition to this measure, several other initiatives are being implemented in order to ensure full achievement of our cost reduction objectives.

As noted above, we will need to raise additional funds to finance our business in the future. We would seek to raise these funds through public or private placements of debt or equity securities, vendor financing or the sale of assets, including subsidiaries.

If, among other things:

- our plans change,
- our business does not grow as anticipated,
- our assumptions regarding our funding needs associated with the build-out, expansion or enhancement of our network or our Internet activities prove to be inaccurate, or
- we experience growth in our business or customer base greater than that which is currently anticipated or we experience unanticipated costs or competitive pressures,

our existing resources may prove to be insufficient to meet our capital needs, and we may be required to seek additional capital sooner than anticipated. If our available funds are insufficient, if we are unable to access the bank credit facility or alternative sources of

[1] Total workforce excluding Adatel and CCS.

financing were not to be available, we may not be able to scale back our operations and expenses sufficiently to allow us to continue to operate.

We cannot assure investors that we will be able to raise any capital on terms that are satisfactory to us, if at all. Additionally, we may incur indebtedness only in compliance with the terms of covenants contained in our debt instruments.

We have various liabilities and contingent liabilities.

High yield bonds:	€683.7 million (due in 2009 and 2010)
Capital lease obligations:	€94.8 million
Operating lease obligations:	€21.2 million
Other long term liabilities:	€5.6 million
Guarantees	€37.4 million

Item 3. Quantitative and Qualitative Disclosures About Market Risk

It is our policy not to enter into any transactions of a speculative nature.

Our debt obligations that are denominated in U.S. dollars expose us to risks associated with changes in the exchange rates between the U.S. dollar and the Euro, in which our revenues are primarily denominated. However, in conjunction with the April 1999, December 1999 and July 2000 notes offerings, we have pledged for the benefit of the holders of those notes U.S. government securities and/or European government securities sufficient to pay interest due on those notes until and including the scheduled interest payments on April 1, 2002, (which has now been paid), December 15, 2002, and July 15, 2002 respectively. The notes will mature on April 1, 2009, December 15, 2009 and July 15, 2010, respectively, and we are not required to make any mandatory redemptions (other than an offer to repurchase the notes upon a change in control of Jazztel p.l.c.) prior to maturity of the notes. We do not currently have any variable rate debt outstanding. Since the interest rate on the notes is fixed, our exposure to risks due to fluctuations of interest rates is limited.

We do not currently engage in hedging transactions. We may consider entering into such transactions in the future to reduce our risk from exposure to currency fluctuations or, if we incur any variable rate debt, interest rate fluctuations. There can be no assurance that any hedging transactions, if entered into, will be successful or that exchange or interest rate fluctuations will not have a material adverse effect on us.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

None.

Item 2. Changes in Securities

We issued ordinary shares in the following transactions during the first quarter:

- 28,424 ordinary shares upon the exercise of warrants; and
- 28,120 ordinary shares upon the exercise of employee stock options.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 5. Other Information

Our American Depositary Shares representing our ordinary shares that were traded on the Nasdaq National Market will be delisted from that market as of the close of business on Friday May 31, 2002.

We have also given notice to Morgan Guaranty Trust Company of New York ("Morgan") the issuing bank for the ADSs, that the ADS program is to be terminated no later than Friday, June 28, 2002. Morgan will be sending a notice to holders of ADSs regarding this. Following the termination, no new ADSs will be issued. Beginning six months from the termination date Morgan will, as soon as practicable, sell any ordinary share that it is still holding in respect of ADSs and will hold the proceeds received from such sales for the pro rata benefit of holders of ADSs that had not been previously cancelled.

The ordinary shares currently trade in Madrid on the Neuvo Mercado.

Holders of ADSs should be aware that unlike the ADSs, which trade in the United States and are priced in US dollars, the ordinary shares traded in Madrid are priced in Euro. In addition, the ordinary shares and the ADSs clear through different clearing systems. Accordingly, holders of ADSs should speak with their broker about their options including whether the broker will be able to trade the ordinary shares on the Neuvo Mercado on the holder's behalf.

Item 6. Exhibits and Reports on Form 8-K

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: June 3, 2002

By: ______________________
Name: Miguel Salis
Title: Chief Financial Officer